Exhibit(3.i.)
                                     CERTIFICATE  OF  AMENDMENT
                                             OF  THE
                                    CERTIFICATE  OF  INCORPORATION
                                              OF
                                  Canandaigua  National  Corporation
                           Under  Section  805  of  the Business Corporation Law

FIRST:  The  name  of  the  corporation  is:  Canandaigua  National  Corporation

SECOND: The date of filing of the certificate of incorporation with the Department of State was: October 31, 1984

THIRD:  The  amendment  effected by this certificate of amendment is as follows:

     The corporation is currently authorized to issue 240,000 shares of common stock at $50 par value. Of the currently authorized 240,000 shares 162,208 are issued and 77,792 are unissued. The 162,208 issued shares will be changed into 486,624 shares of common stock with $20 par value at a rate of 3 new shares for every 1 old share. The 77,792 unissued shares will be changed into 1,513,376 shares of common stock with $20 par value at the rate of 19.454 new shares of every old share.

Paragraph Four (4) of the Certificate of Incorporation relating to authorized stock of the corporation is hereby amended to read in its entirety as follows:

     4.  Number  of Shares. The aggregate number of shares which the Corporation
         -----------------
shall have authority to issue is: Two Million (2,000,000), all of which shall be common shares of the par value of Twenty Dollars ($20.00) each.


FOURTH: The certificate of amendment was authorized by the vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.




























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